EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 28, 2004

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	6,532
Add:
Fixed charges	11,513
Income taxes	1,879
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Total	19,924
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Fixed charges:
Interest on long-term debt	7,400
Other interest charges	731
Amortization of debt expense	176
Rental expense representative
of interest factor	3,206
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Total	11,513
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Ratio of earnings to fixed charges	1.731
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